Filed by APA Corporation

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Form S-4 No. 333-276797

Subject Company: Callon Petroleum Company

Commission File No. 001-14039

The following is a transcript of APA Corporation’s Fourth-Quarter & Full-Year 2023 Results Conference Call.

Operator

Good day, and thank you for standing by. Welcome to the APA Corporation’s fourth-quarter and full-year 2023 results conference call. [Operator instructions] Please be advised that today’s conference is being recorded. I would now like to hand the conference over to your speaker today, Gary Clark, vice president, investor relations.

Please go ahead.

Gary Clark — Vice President, Investor Relations

Good morning, and thank you for joining us on APA Corporation’s fourth quarter and year-end 2023 financial and operational results conference Call. We will begin the call with an overview by CEO, John Christmann. Steve Riney, president and CFO, will then provide further color on our results and outlook. Also on the call and available to answer questions are Dave Pursell, executive vice president of development; Tracey Henderson, executive vice president of exploration; and Clay Bretches, executive vice president of operations.

Our prepared remarks will be about 15 minutes in length, with the remainder of the hour allotted for Q&A. In conjunction with yesterday’s press release, I hope you’ve had the opportunity to review our financial and operational supplement, which can be found on our Investor Relations website at investor.apacorp.com. Please note that we may discuss certain non-GAAP financial measures. A reconciliation of the differences between these measures and the most directly comparable GAAP financial measures can be found in the supplemental information provided on our website.

Consistent with previous reporting practices, adjusted production numbers cited in today’s call are adjusted to exclude noncontrolling interest in Egypt and Egypt tax barrels. I’d like to remind everyone that today’s discussion will contain forward-looking estimates and assumptions based on our current views and reasonable expectations. However, a number of factors could cause actual results to differ materially from what we discuss on today’s call. A full disclaimer is located with the supplemental information on our website.

Also, please note that the forward guidance we provided with our fourth quarter results reflects our outlook for APA Corporation on a stand-alone basis only and does not incorporate pro forma effects of the pending Callon Petroleum acquisition. And with that, I will turn the call over to John.

John Christmann — President and Chief Executive Officer

Good morning, and thank you for joining us. On the call today, I will review our key accomplishments in 2023, comment on fourth-quarter performance, and provide an overview of our 2024 plans and objectives. APA has a long-standing strategic framework for managing our business that emphasizes investing capital with a focus on long-term full-cycle returns, pursuing moderate sustainable production growth, strengthening the balance sheet to underpin significant cash returns to shareholders, responsibly managing costs, including rightsizing the organization commensurate with lower activity levels, growing inventory, both organically through existing play expansion and new area exploration, and more recently, building scale and/or adding inventory inorganically through acquisitions such as Callon. We have patiently employed this strategy through periods of considerable price volatility, and our approach going forward will remain unchanged.

Looking at APA’s results, there were a number of highlights in 2023. The more notable achievements include on the whole, delivering on all of our production and financial metrics very close to original guidance. Egypt gross oil production lagged expectations for most of the year, but this was offset by continued strong performance from the Permian. Free cash flow generation of nearly $1 billion, 66% of which was returned to shareholders.

We repurchased $329 million of common stock and paid $308 million in dividends. Adjusted oil production increased 4% from the fourth quarter 2022 to the fourth quarter of 2023, driven by Midland and Delaware production, which was up in excess of 20% over the same time period. We successfully appraised the Sapakara and Krabdagu discoveries on Block 58 in Suriname, identifying an estimated 700 million barrels of recoverable oil resource. On the ESG front, we now have implemented more than 70% of the projects necessary to achieve our 2022 goal of eliminating 1 million tons of annual CO2 equivalent emissions by the end of this year.

Additionally, we replaced or converted more than 2,000 pneumatic devices in the United States during 2023, which aligns with our priority to reduce methane emissions across our operations. And lastly, I want to recognize our operation teams for delivering the lowest recordable incident rate since we began tracking and reporting this metric. We highly value this commitment to safety and excellence, and thank you for your continued diligence on this front. Moving to fourth-quarter results.

Upstream capital investment of $520 million was slightly above guidance, as we spent $27 million on the initial phase of our winter exploration program in Alaska. The U.S. delivered another strong quarter, with oil production in line with guidance and up 12% compared to the fourth quarter last year. Throughout 2023, our 5-rig drilling program was highly efficient, meeting or exceeding all key performance metrics.

Similarly, well connections and well performance were in line with or better than expectations. Our Midland and Delaware Basin teams are driving outstanding results, and we expect that will continue this year. In the North Sea, production for the quarter was below guidance due to unplanned compression downtime at both Beryl Alpha and Forties during the month of December. And in Egypt, adjusted production exceeded guidance, primarily due to higher natural gas production and the positive impact of lower oil prices on volumes within the PSC construct.

Gross oil production, however, was lower than expected for a few reasons. For several quarters now, we have been working through some activity delays and scheduling constraints associated with limited available workover rig capacity in Egypt. In addition to routine well maintenance and uphole recompletions, we also utilize workover rigs for completing many of our new drill wells. With the increased size and improving efficiency of our drilling program, the demand for workover rigs to complete new wells has exceeded expectations.

This meant the workover rigs were doing fewer recompletions than planned and our workover backlog increased throughout the year. Thus, while production from the new wells was a bit better than expectations, Egypt gross oil volumes fell behind as we could not adequately support the recompletion and workover programs. Compounding this, we also experienced a number of early life failures on new electrical submersible pumps known as ESPs. During 2023, we had nine new wells impacted by early ESP failures, two of which occurred in the fourth quarter on high-volume wells.

We have traced this problem to one manufacturing facility, and the situation is in the process of being remediated. In 2024, we will gear down the Egypt drilling program a bit, which will free up workover rig capacity to reduce the workover and recompletion backlog. I will say more about the effects of this on 2024 activity in a few minutes. Turning now to our 2024 outlook.

Given the potential for a flat to lower price environment this year, we have established an activity plan and budget based on $70 WTI and $75 Brent. We continue to diligently manage overhead and operating costs, and we are reducing our total capital investment to less than $2 billion. This includes approximately $100 million of investment for exploration activities and $50 million for FEED work and potential long-lead items in Suriname. This year’s budget will redirect capital to the Permian Basin, resulting in reduced Egypt drilling program, which I mentioned earlier.

The outcome of this investment profile should be relatively flat year-over-year adjusted oil and natural gas production, but lower NGL volumes given our current plans to reject ethane. As in 2023, we expect robust Permian oil production growth to roughly offset production declines in the North Sea, while Egypt adjusted production remains relatively flat. In the U.S., total volumes will be up about 2% on a BOE basis despite our current plan to reject ethane for the entirety of 2024. We also project a strong finish to the year, with U.S.

oil production up more than 10% in the fourth quarter of ‘24 compared to the fourth quarter of ‘23. This growth will be driven by the Midland and Delaware Basins, where we expect to achieve our goal of returning oil production to pre-COVID levels by year-end. In Egypt, we anticipate that our moderated pace of drilling will result in a gross oil production decline. However, adjusted production should remain relatively flat year over year, primarily due to lower oil price expectations and the moderating effects of the PSC.

And in the North Sea, with our significant reduction in capital investment prompted by the energy profits levy, we anticipate a roughly 20% year-over-year production decrease. This includes the effect of a lengthy planned maintenance turnaround that will impact both second and third-quarter volumes. Before closing, I’d like to take a minute to highlight our performance in the Permian and provide some thoughts on our pending acquisition of Callon Petroleum. For several years now, APA’s Permian operations have been hitting on all cylinders and exceeding oil production guidance.

We have delivered continuous improvement in well productivity and capital efficiency, and we expect this to continue in 2024. Since 2019, we have invested considerable time and technical resources in optimizing our drilling economics in the Permian Basin, and the results have been excellent. Our Midland Basin well productivity has moved up into the top quartile producers as measured by third-party analysts, and we continue to improve Delaware Basin productivity measures each year. The Callon acquisition we announced in early January will bring scale to our Delaware position and balance to our overall Permian asset base, making it fairly evenly weighted between the Midland and the Delaware upon closing.

While Callon has experienced operational and productivity challenges in the past, more recently, they have begun to make good progress toward demonstrating the upside potential of their acreage. By leveraging APA’s technical capabilities and work processes across the Callon acreage, we expect to further build on their progress, most notably in the areas of capital productivity from well spacing, target zone selection, frac design and drilling, completion, and infrastructure efficiencies. When we first announced the acquisition, we assigned only $55 million to operational synergies and improvements. However, we are confident that there is substantial upside to this number.

While the transaction is accretive on cost synergies alone, the big win-win for shareholders of both companies will be the integration of the assets into a larger Permian platform and the technical optimization, capital allocation, process knowledge and discipline that APA brings to the table. We look forward to updating our 2024 U.S. guidance upon completion of the transaction. In closing, we are managing the business with a clear and consistent strategy, adhering to our discipline and delivering on our commitments and financial objectives.

In the last three years, we have reduced outstanding bond debt by $3.2 billion and repurchased $2.6 billion or 20% of our shares outstanding. Our Permian Basin and Egypt operations are delivering a high level of free cash flow, along with moderate oil growth in aggregate. We have progressed a large-scale exploration and appraisal program in Suriname to FEED study, and we believe this will drive high-margin oil production beginning in the 2028 time frame. And more recently, we have further expanded our exploration portfolio with large-scale opportunities in Alaska and offshore Uruguay.

While the industry may experience some near-term commodity price weakness, we maintain a constructive medium- and long-term outlook. Accordingly, we will continue to invest a measured amount of capital in the differential longer-term exploration opportunities. And lastly, we remain fully committed to returning at least 60% of our free cash flow to shareholders through our base dividend and share buybacks. And with that, I will turn the call over to Steve Riney.

Steve Riney — Executive Vice President, Chief Financial Officer

Thank you, John, and good morning. For the fourth quarter, under Generally Accepted Accounting Principles, APA reported consolidated net income of $1.8 billion or $5.78 per diluted common share. As usual, these results include items that are outside of core earnings, the most significant of which was a $1.6 billion increase in net income related to the partial release of the valuation allowance on our deferred tax asset. This was offset by a $167 million after-tax increase in the estimated net remaining decommissioning obligation for the old Fieldwood assets in the Gulf of Mexico.

Excluding these and other smaller items, adjusted net income for the fourth quarter was $352 million or $1.15 per share. Free cash flow was $292 million in the quarter. Through dividends and share repurchases, we returned 68% of this amount to shareholders during the quarter. And as John noted, for the full year, we returned 66% of free cash flow.

Please refer to APA’s published definition of free cash flow for any reconciliation needs. G&A expense for the quarter was $75 million. This was significantly below guidance, mostly due to the decrease in the APA share price and the mark-to-market impact on previously accrued share-based compensation. In the fourth quarter, our Cheniere gas sales contract contributed free cash flow and pre-tax net income of $74 million, which was below guidance, as LNG margins over Houston Ship Channel narrowed through the quarter.

Turning to 2024. John already discussed our capital and production guidance, so I will just touch on a few other items of note. Based on recent strip prices, we currently anticipate our Cheniere contract will contribute cash flow of about $100 million for the full year and third-party marketing income related to our gas transport obligations will be roughly breakeven. In the Gulf of Mexico, our remaining Fieldwood-related decommissioning exposure is now $815 million.

This is net of remaining security and anticipated future cash flows from the producing properties. These decommissioning costs are estimated to be incurred over the next 10 to 15 years, and in 2024, will amount to around $60 million. Finally, we are preparing for the closing of the Callon acquisition, with a joint integration team working through plans for day 1 and beyond. John already indicated our confidence in meeting or exceeding our $55 million goal for annual operational synergies.

We are equally focused on the transition of G&A activities and the refinancing of the Callon debt. At this time, we still expect the sum of the G&A and financing synergies will meet or exceed our goal of $95 million on an annualized basis. A majority of the G&A synergies are expected to be realized on a run-rate basis shortly after closing, with a small portion requiring a transition period, which may take up to a few months. The financing synergies will be realized within a few days of closing, with the refinancing of the Callon debt planned and ready to be put into effect.

We noted at the time of the acquisition announcement that the assumption of Callon’s debt would increase our leverage metrics slightly. This has had no adverse impact on our discussions with the rating agencies, nor on their published outlooks. We continue to target a BBB rating or the equivalent thereof with all three agencies. For this reason, we remain focused on further debt reduction, which will be achieved through the application of cash flow and possible asset divestments.

And with that, I will turn the call over to the operator for Q&A.

Questions & Answers:

Operator

Thank you. [Operator instructions] Our first question comes from Doug Leggate with Bank of America. Your line is now open.

Doug Leggate — Bank of America Merrill Lynch — Analyst

Thank you. John, good morning, and Steve, it’s always interesting to hear how the operator tackles it, but I’ll take that. Egypt, it sounds like you’ve identified the issue. Can you give us some idea as to what the point forward resolution is then? When can you anticipate that? I mean, ESPs should be — sounds like a really simple issue to solve.

Now you’ve identified it. I mean, why would you not get back on a growth trajectory once this is resolved? I guess that’s what I’m really trying to figure out, what do you see as the go-forward outlook? Take your time line, three-year, five-year, whatever, and when do you anticipate this turning around?

John Christmann — President and Chief Executive Officer

Yes, Doug, I’ll first start off and say the ESPs was kind of the second factor and kind of piled on. The underlying factor is just the ratio of the workover rigs to the drilling rigs. And these aren’t just normal pulling units. These are good sized workover rigs.

And if you go back historically, we’ve usually run close to two to three weeks toworkover rigs to the drilling rig count. As we’ve said, we use these workover rigs to complete new wells, to perform the recompletions, and do the workovers. And our ratio really has been just slightly over one. And so we’re ratcheting back, kind of gearing down the rig program.

We’re still going to run 13 to 15 rigs. So it’s not a major reduction, but we want to get the workover count work down. We’ve got a very large asset base there, and it’s important that we’re getting to the key workovers and the recompletions that underpin those decline rates. And so there’s no reason to keep drilling more wells quicker and piling more ducks into the system right now, it’s just not the most efficient use of capital given the workover rigs.

On the sub pumps, you’re exactly right. These were the high-rate sub pumps that we needed as we brought on nine big wells last year. There was a problem with the manufacturing. We’ve identified that, and we are in the process of fixing that.

So that will get straightened out and is being addressed right now. But it’s really more a function of trying to balance the workover rigs and the number of wells we’re drilling with the drilling rigs on a go-forward basis to kind of get into equilibrium to make sure we’re investing the capital wisely and efficiently and getting the most out of it. So once we work that down, I mean, I’d say today, we estimate we’ve got close to 13,000 barrels a day that’s offline that needs to be worked over. We usually run around 5,000 barrels a day.

So there’s about 8,000 barrels a day there we need to work down and it’s going to take a number of workovers and projects to do that. So we’re on it. I think once we get into a good equilibrium point, then we can revisit the rig count at a later date.

Doug Leggate — Bank of America Merrill Lynch — Analyst

And on the medium-term production outlook, can you touch on that?

John Christmann — President and Chief Executive Officer

We’re just going to guide to flat adjusted production, net production for Egypt for now.

Doug Leggate — Bank of America Merrill Lynch — Analyst

OK. We’ll watch that. Gosh, I’m kind of torn as to where to go. I wanted to ask about Callon, but I don’t imagine we’re going to get much more from that today.

So I would like to ask Tracey maybe about the exploration program. We only have to look back at some of your peers on what exploration did for their portfolios. And it seems to us, exploration never gets outlook until you’ve got something to show for it. So characterized for me, please, how you see the risk profile? Alaska specifically, I believe, is near field exploration, you’re going to have three wells this quarter, I guess.

So what — I’m assuming you’re already halfway through those wells. What are you seeing currently? How would you characterize the risk profile of your backlog?

John Christmann — President and Chief Executive Officer

Yes. I mean I’ll stop in, just a few things on Alaska, Doug, and then I’ll hand it over to Tracey. But one, it’s a large, underexplored area. As we put in the supplement today, it’s 275,000 acres on state lands.

It is highly prospective for what’s become a proven play. And Tracey can get into some details into that in a minute. We are planning to drill three wells this winter. We are very close to spudding the first well.

So we’re not halfway through any of them at this point, but it’s going to get fun here pretty fast. So, Tracey, I’ll let you talk a little bit more about the program.

Tracey Henderson — Executive Vice President, Exploration

Sure. I’ll carry on from what John has mentioned about the exploration program first. And then just give a couple of comments, I think, on your initial question around a little more insight onto the program. I think as John said, in Alaska, it’s a position that sits between Prudhoe Bay and ANWR in the Brookian plays.

So we’ve entered into an area where we have analogs there that have worked, but are looking and exploring in an area where that particular play has not really been explored for. So we’re testing in a region where play has worked in an under-explored region. As you said, we’re drilling three wells this season. All of those will spud in Q1, and we’ll come back with an update on that once we’ve completed this season’s drilling program.

I think in terms of just the portfolio, if you look — we talk a lot about play diversification and portfolio diversification. And I think what you’re seeing us build is optionality both in risk with some areas that are more proven, with some areas that are going to be more exploration based like the Uruguay licenses that we entered last year. So what we’re really seeking to do is build a portfolio that will give us play diversity both in types of plays, onshore, offshore and with risk through time, both in near-term optionality like we’re seeing in Alaska and longer-term optionality like we’re seeing in Uruguay. So more to come on Alaska in the near term later this year.

John Christmann — President and Chief Executive Officer

And Doug, one more thing on your first question. We’re limited in Egypt with the number of workover rigs that are in-country. So you’re not in the U.S. where you can just go pick up workover rigs and pull in units.

We’re dealing with a constrained resource there. And so we have to kind of gear around that at this point.

Operator

Thank you. One moment for our next question. Our next question comes from Neal Dingmann with Truist Securities. Neal, your line is open.

Please check your mute button.

Neal Dingmann — Truist Securities — Analyst

Hello. Can you hear me?

John Christmann — President and Chief Executive Officer

Yes.

Neal Dingmann — Truist Securities — Analyst

OK. My first question is also on Egypt. Specifically, I want to understand — definitely discuss and understand the need for the activity change in the region. John, can you just speak a little bit about what you’re seeing on the recent well performance and productivity there versus last year? It seems to still be quite good.

I would love to hear more color on that.

John Christmann — President and Chief Executive Officer

Yes, Neal, the ‘23 program really performed in line as expected. So the new wells were good. We even had some — what I’ll call some really high success in the Barnes area, where we had the potential to bring on some high-impact wells. We just ran into some challenges on the ESP.

So program has been good and the new well program is in line. So it’s all about getting the balance together and just ratcheting back a little bit until we can go faster at a later date.

Neal Dingmann — Truist Securities — Analyst

No. That makes sense. And then the second question just on the Permian. While I appreciate still not having yet the pro forma Callon guidance, are you able to say anything about just sort of broader decisions if you just simply add the D&C of your activity with theirs? Or I’m just wondering, maybe it’s too early for that.

And if it is too early for that, could you maybe instead just talk about the cadence, how we should think about the existing activity there this year?

John Christmann — President and Chief Executive Officer

Yes. I mean as we sit today, we’re limited on the company, the company interaction we have. We — both companies have integration teams that are set up on the transition side, and so we’re working through that. And as you clear certain hurdles, we can start to interact more.

But at this point, we’re working toward having a very smooth closing and transition. And we really believe that should take place sometime in the second quarter. When you look at our operations, we’ll be running six rigs Permian this year. They’re running five, and we’ll start out with those 11 rigs, and we’re very comfortable running those 11 rigs and really look forward to being able to integrate the Callon assets into our workflow and our schedules and so forth, but that’s going to take a little bit of time.

So as you know, we’ve been delivering outstanding results. And we’re anxious to jump on their Delaware assets in addition to what we’re doing in the Delaware and our Midland Basin.

Operator

Thank you. One moment for our next question. Our next question comes from Bob Brackett with Bernstein Research. Your line is now open.

Bob, your line is open.

Bob Brackett — AllianceBernstein — Analyst

All right. I think that’s for Bob Brackett?

John Christmann — President and Chief Executive Officer

Yes, Bob, you’re good to go.

Bob Brackett — AllianceBernstein — Analyst

Excellent. Following up with Alaska, kind of a two-part question around setting expectations of what you’re trying to do with this program and when you might be finished. In terms of what you’re trying to do, it looks like this is a stratigraphic test more than anything and maybe a VSP to get some seismic control. And it looks like you guys have to kind of be done and off the ice end of April, and therefore, you might have some results by then? Is that fair?

John Christmann — President and Chief Executive Officer

Yes, Bob, as you know, you’re limited on the winter window, and we are getting ready to get started with the first well. And we’ll actually have three rigs drilling kind of simultaneously pretty quickly. So we do anticipate being able to get three wells down prior to breakup.

Bob Brackett — AllianceBernstein — Analyst

And these are stratigraphic tests?

John Christmann — President and Chief Executive Officer

Yes. You’ve got — I mean, Tracey can say a few words, but you’ve got good seismic control. And they’re fully supported. So we feel good about them, but it is exploration.

Bob Brackett — AllianceBernstein — Analyst

Great. Thanks.

Operator

Thank you. One moment for our next question. Our next question comes from Charles Meade with Johnson Rice. Your line is now open.

Charles Meade — Johnson Rice — Analyst

Good morning, John, to you, Steve, Tracey, and the rest of the APA team there. John, my first question, I want to pick up, right, where you kind of left off, I think on one of the first questions about Egypt saying that more workover rigs was not — is not an option that you’re limited there. Is that a — is there a time frame for that? In other words, I understand you might not be able to get one in three months. But maybe in 12 months, you could get a couple more workover rigs.

So is that a possibility? And then the other aspect of that is — you look at try to debottleneck your system, is there a possibility that you could bring in some wireline or coiled tubing to offload some of the work items on your workover rigs?

John Christmann — President and Chief Executive Officer

Charles, I’d just say, first of all, short term, there’s not any real options. And obviously, the — there are several avenues and things we’ve explored and been exploring. But getting equipment into a country like Egypt takes time. And so at this point, we don’t have any real near-term options, and it’s something we’d be happy to talk about later if we find a solution.

But right now, we’re just — we’re limited to the 20 workover rigs that we currently have.

Charles Meade — Johnson Rice — Analyst

Got it. Got it. I appreciate it. And then back to Alaska.

I saw — I read that one of your partners there referred to the prospects that you’re going to test as Pika lookalikes. And Pika being the Santos development that went FID in ‘22. So I guess I’m — I’m curious, would you agree with that characterization? And for those of us who are just coming up to speed and learning about this, can you offer some details on what — if you agree, is a Pika — that the prospects are Pika lookalikes? What that means?

Tracey Henderson — Executive Vice President, Exploration

Sure. Tracey. Thanks, Charles. I’ll weigh in on that one.

Yes, I would agree with that. We’re really looking at more play types like Pika and Willow versus Prudhoe Bay. And we’re exploring that, and that is part of the Brookian play that we’re exploring it for, but we’re going to be exploring for it in a younger sequence, but it’s absolutely sort of the same geologic model and setup that we expect to see basically just a bit further east than it’s been explored for on the other side of Prudhoe Bay. So we would agree with that.

Operator

Thank you. One moment for our next question. Our next question comes from Paul Cheng with Scotiabank. Your line is now open.

Paul Cheng — Scotiabank — Analyst

Good morning. John and Tracey, happy to apologize. First, if we can go back to Alaska. Let’s assume the program is successful.

What’s the next step? And what kind of infrastructure you need to put on in order for that to be able to grow? And what is the time line on that?

John Christmann — President and Chief Executive Officer

Yes. First of all, Paul, thanks for the question. I’ll just say we’re in the exploration phase at this point. So we’ve done a lot of scoping.

It’s onshore, it’s state land, so things can move a little quicker than federal there. You’re close to big pipeline capacity. But let’s work through the exploration phase, see what we find and then go from there at a later date. So — but we’re excited about it.

Paul Cheng — Scotiabank — Analyst

But can you maybe share that — what type of infrastructure we’ve been needing if it is successful?

John Christmann — President and Chief Executive Officer

Well, a lot of that will hinge on, these are three separate tests of similar play concepts. And a lot of that would just hinge on what we found. So at this point, we’re purely in an exploration phase. And we’ll just have to come back and give you some characterization if we have the success there that we hope we have.

Paul Cheng — Scotiabank — Analyst

I see. On Egypt, I just curious that, John, is the workover availability issue just happen, something happened in the country and that what used to be available no longer available? Or that your own need for the workover rig have just increased substantially last year? And if that’s the case then, is that something that’s happening in the rest of that, that led to that?

John Christmann — President and Chief Executive Officer

Yes. I would just say, historically, we were running — if you go back to pre-modernization, we are running five drilling rigs and 12 workover rigs. We took the rig count up more than three times to 15 to 18, and we were only able to take the workover rig count up to 20. So we could only double that when we tripled the drilling set.

And — so initially, it wasn’t a major problem because we were trying to get the efficiencies lined out on the drilling side. But as we got the efficiencies lined out on the drilling side, the workover rigs they were required to complete the drilling wells. And ultimately, we’ve got to make sure we’re managing the base. So it’s just — it’s a new phenomenon.

And it’s something that ultimately longer term, we’re going to need more workover equipment in country. And there’s just not a good short-term fix to that.

Operator

Thank you. One moment for our next question. Our next question comes from Neil Mehta with Goldman Sachs. Your line is now open.

Neil Mehta — Goldman Sachs — Analyst

Yeah. Good morning, John and team. First question I had was just on Suriname. Maybe you could step back, John, big picture, talk about where we stand here.

And we know we’ve got the FEED study that you’re working through and you’re targeting an FID in 2024. But what are you focused on as it relates to Suriname and any updates as it relates to that project?

John Christmann — President and Chief Executive Officer

Neil, first of all, thanks for the question. Secondly, that’s exactly where we sit today. We’re working with Total. They’re in FEED study.

We’ve kind of laid a time line out there that we anticipate an FID before year-end, ‘24, which is this year, which is great news. And then as of right now, we would say first oil in ‘28. But I can tell you, our partner and us are working hard to try to accelerate those time lines. But that’s where we are at this point.

So we remain excited. We do see additional exploration potential in Block 58. But right now, we’ve kind of got most of the attention on the move in the first development project forward.

Neil Mehta — Goldman Sachs — Analyst

And then the follow-up, we haven’t really talked in Q&A about the U.S. production profile over the course of the year. Just maybe talk about your Permian plans. It sounds like it’s going to be a little bit back half weighted with strong growth exit to exit.

So just any thoughts on Permian oil and navigating the weakness, obviously, in local gas prices there, too.

John Christmann — President and Chief Executive Officer

Neil, we’ve had a number a good run of years of really outperformance in the Permian. And when you’re running five to six rigs, which is what we’ve done, then it becomes very pad dominated in terms of your timing and your sequences. And yes, we don’t have a number of — very many wells coming on early this year. Things are kind of second and third-quarter back weighted with the way the schedule works.

And so you’ll see strong Permian growth on the oil side. We’re anticipating up 10%, Q4 ‘24 over ‘23. And that’s going to more than offset the decline in the North Sea. So continues to be underpin our backbone, and we’re going to continue to lean on Permian.

Operator

Thank you. One moment for our next question. Our next question comes from Arun Jayaram with J.P. Morgan Securities.

Your line is now open.

Arun Jayaram — JPMorgan Chase and Company — Analyst

Yeah. Good morning, gentlemen. I wanted to first see if you could talk about the payment situation in Egypt. We did see an improvement in the working capital situation in the quarter.

But Steve, maybe you could provide an update on where you stand in terms of ARO and how the collection trends have been with the Egyptian government?

Steve Riney — Executive Vice President, Chief Financial Officer

Yes, Arun, as you know, we’ve talked about this a number of times since every quarter. We have a very active and constructive working relationship with Egypt, but it does require that ongoing conversation and work of the issue. Fourth quarter, we ended fourth quarter with our lowest quarter-end past-due receivables for the year from EGPC. And so we continue to make progress.

They’ve come down through the year. They kind of peaked in early second quarter. Today, we’re about 25% to 30% below where we were at that peak level. So they’re still elevated, past due receivables still elevated from EGPC, but they’re lower and trending in the right direction, have been pretty much through the whole year.

Arun Jayaram — JPMorgan Chase and Company — Analyst

Great to hear. And Steve, my follow-up is I wanted to go — if you could go to Slide 30 in the deck. And just talk about — I want to understand a little bit more about the abandonment cost impact to cash flow. Your costs incurred for the year were $979 million.

Your total upstream capital is $520 million. Most of the delta is to ARO. So in 4Q, did you all have an outflow for that, call it, $347 million for ARO? And is $60 million, what you mentioned in 2024, maybe a good run rate for the next several years?

Steve Riney — Executive Vice President, Chief Financial Officer

So you’re talking about the ARO for Fieldwood?

Arun Jayaram — JPMorgan Chase and Company — Analyst

Yes, sir. Slightly —

Steve Riney — Executive Vice President, Chief Financial Officer

So that does not go through the capital program there. It’s — there’s a booked liability on the decommissioning obligation there. And so it doesn’t go through the capital program, that doesn’t show up as capital expenditure.

Arun Jayaram — JPMorgan Chase and Company — Analyst

Right. So — but I’m looking at the costs incurred, which were $979 million in the quarter. Were there any outflows associated — or maybe you could quantify the magnitude of outflows with ARO in 2023?

Steve Riney — Executive Vice President, Chief Financial Officer

Yes. Can we — maybe we could just take that offline instead of reconciling through the group here. I’ll work with Gary to get back in touch with you. We can work through.

I just want to make sure we understand the question.

Arun Jayaram — JPMorgan Chase and Company — Analyst

OK. Fair enough. Thanks, Steve.

Operator

Thank you. One moment for our next question. Our next question comes from Leo Mariani with ROTH MKM. Your line is now open.

Leo Mariani — ROTH MKM — Analyst

Just wanted to kind of get back to the exploration discussion here. Just wanted to see if you guys could provide a little bit more color on kind of the risk profile in Alaska. I mean do you see these wells as kind of one in two shots, kind of one in five? Just anything you could do to quantify some of the risk profile would be helpful. And then on just Block 53 in Suriname, it looks like you relinquished most of that block.

Just any update on the thinking there.

John Christmann — President and Chief Executive Officer

Yes, Leo, I’ll jump to Suriname first. I think we’ve been pretty clear that we see more exploration upside remaining in Block 58 versus Block 53. And so it was an easy answer to go ahead and let 53 go. When you look at the risk profile on Alaska, these are 3D and amplitude supported, but you’re going to be — this is a step out in an area where there’s risk associated with it.

So I’m not going to give you a number on a ratio, but it is exploration. We’re taking — we’re going to drill three wells. And they are risky, but they’re high reward. So — and I don’t know, Tracey, anything you want to add to that?

Tracey Henderson — Executive Vice President, Exploration

Yes, I’ll just comment, I think, on a little on both pieces, which is the Block 53 exit. I think we saw — we mentioned on the previous call that we really saw the prospectivity in Block 58 as being more prospective than what we saw in Block 53. So what you’re seeing with that exit really is strategic portfolio management and continuous high-grading of the portfolio where we saw more prospectivity both in Block 58 and in other opportunities that we had in front of us. And I would just echo what John said on Alaska.

There’s — we have a range because these are exploration prospects that have risk associated with them. But clearly, what interested us in the block is that we do see materiality with these prospects that we — warranted expiration.

Leo Mariani — ROTH MKM — Analyst

OK. That’s helpful. And I just wanted to follow up on some of the comments that you guys made here. I just wanted to make sure I understood this.

Did I hear a comment that APA might be adjusting its headcount a little bit downward in response to some of the lower activity levels? I know clearly that once you guys integrate Callon, I’m sure you’ll have to take a fresh look at the whole organization. But did I hear that right, but perhaps you think that maybe you might cut some of the APA headcount here at some point?

John Christmann — President and Chief Executive Officer

I mean, I’ll just say, we’re always looking to rightsize organization with activity levels. I think the comment in the prepared remarks was that we find ourselves in a much lower price environment. We’re always wanting to reduce activity and associated staff if we need to do so. But we have gone through an exercise in the North Sea as we’re kind of rightsizing for late life.

And so we have gone through some steps there. But we’re, quite frankly, very excited about integrating the Callon assets and pulling those into the organization. And we do see some synergies there, but activity levels are still going to be strong and relatively close to where we were last year.

Operator

Thank you. I’m showing no further questions at this time. I would now like to turn it back to John Christmann, CEO, for closing remarks.

John Christmann — President and Chief Executive Officer

Yes. Thank you. We have chosen to reduce our capital this year and maintain roughly flat production given the potential for a lower commodity price environment while still funding our strategic initiatives. We have intentionally directed more capital toward the Permian, which is performing at an extremely high level.

And we look forward to integrating the Callon assets into our Permian operations as well. And lastly, we will keep you up to date on our progress in Suriname and our other exploration plays. Thank you, operator.

Operator

[Operator signoff]

Forward-Looking Statements

This communication relates to a proposed business combination transaction between APA and Callon and contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction, and other aspects of our operations or operating results. Words and phrases such as “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “might,” “plan,” “potential,” “possibly,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “prospect,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” and other similar words can be used to identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. All such forward-looking statements are based upon current plans, estimates, expectations, and ambitions that are subject to risks, uncertainties, and assumptions, many of which are beyond the control of APA and Callon, that could cause actual results to differ materially from those expressed or forecast in such forward-looking statements.

The following important factors and uncertainties, among others, could cause actual results or events to differ materially from those described in these forward-looking statements: the risk that the approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 is not obtained or is obtained subject to conditions that are not anticipated by APA and Callon; uncertainties as to whether the potential transaction will be consummated on the expected time period or at all, or if consummated, will achieve its anticipated benefits and projected synergies within the expected time period or at all; APA’s ability to integrate Callon’s operations in a successful manner and in the expected time period; the occurrence of any event, change, or other circumstance that could give rise to the termination of the transaction, including receipt a competing acquisition proposal; risks that the anticipated tax treatment of the potential transaction is not obtained; unforeseen or unknown liabilities; customer, shareholder, regulatory, and other stakeholder approvals and support; unexpected future capital expenditures; potential litigation relating to the potential transaction that could be instituted against APA and Callon or their respective directors; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the effect of the announcement, pendency, or completion of the potential transaction on the parties’ business relationships and business generally; risks that the potential transaction disrupts current plans and operations of APA or Callon and their respective management teams and potential difficulties in Callon’s ability to retain employees as a result of the transaction; negative effects of this announcement and the pendency or completion of the proposed acquisition on the market price of APA’s or Callon’s common stock and/or operating results; rating agency actions and APA’s and Callon’s ability to access short- and long-term debt markets on a timely and affordable basis; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches, and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; labor disputes; changes in labor costs and labor difficulties; the effects of industry, market, economic, political, or regulatory conditions outside of APA’s or Callon’s control; legislative, regulatory, and economic developments targeting public companies in the oil and gas industry; and the risks described in the registration statement on Form S-4 of APA in connection with the potential transaction, APA’s and Callon’s respective periodic and other filings with the U.S. Securities and Exchange Commission (“SEC”), including their most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

Forward-looking statements represent management’s current expectations and are inherently uncertain and are made only as of the date hereof. Except as required by law, neither APA nor Callon undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, APA has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of APA and Callon and that also constitutes a prospectus of APA common stock. The registration statement was declared effective on February 15, 2024, and APA filed a prospectus on February 16, 2024 and Callon filed a definitive proxy statement on February 16, 2024. APA and Callon commenced mailing of the definitive joint proxy statement/prospectus to their respective shareholders on or about February 16, 2024. Each of APA and Callon may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the definitive joint proxy statement/prospectus or registration statement or any other document that APA or Callon may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents containing important information about APA, Callon, and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by APA will be available free of charge on APA’s website at https://investor.apacorp.com. Copies of the documents filed with the SEC by Callon will be available free of charge on Callon’s website at https://callon.com/investors.

Participants in the Solicitation

APA, Callon, and certain of their respective directors, executive officers, and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of APA, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) APA’s proxy statement for its 2023 Annual Meeting of Shareholders, which was filed with the SEC on April 11, 2023 (and which is available at https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/1841666/000119312523097278/d434054ddef14a.htm), including under the headings “Corporate Governance”, “Election of Directors (Proposal Nos. 1–10)”, “Information about Our Executive Officers”, “Executive and Director Compensation”, “Securities Ownership and Principal Holders”, (ii) APA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 22, 2024 (and which is available at https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/0001841666/000178403124000003/apa-20231231.htm), including under the headings “Item 10. Directors, Executive Officers and Corporate Governance”, “Item 11. Executive Compensation”, “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, “Item 13. Certain Relationships and Related Transactions and Director Independence”, and (iii) to the extent holdings of APA’s securities by its directors or executive officers have changed since the amounts set forth in APA’s proxy statement for its 2023 Annual Meeting of Shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at EDGAR Search Results (https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=1841666&type=&dateb=&owner=only&count=40&search_text=). Information about the directors and executive officers of Callon, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) Callon’s definitive proxy statement for the proposed merger (available at https://www.sec.gov/Archives/edgar/data/928022/000119312524038126/d694457ddefm14a.htm), including under the headings “Board of Directors After Completion of the Merger” and “Interests of Callon’s Directors and Executive Officers in the Merger” (including the documents incorporated by reference therein), (ii) Callon’s proxy statement for its 2023 Annual Meeting of Shareholders, which was filed with the SEC on March 13, 2023 (and which is available at https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/928022/000092802223000047/cpe-20230309.htm), including under the headings “Proposal 1 – Election of Class II Directors”, “Executive Officers”,

“Executive Compensation”, “Beneficial Ownership of Securities”, “Principal Shareholders and Management”, “Certain Relationships and Related Party Transactions”, (iii) Callon’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 23, 2023 (and which is available at https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/928022/000092802223000017/cpe-20221231.htm), including under the headings “Item 10. Directors, Executive Officers and Corporate Governance”, “Item 11. Executive Compensation”, “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, “Item 13. Certain Relationships and Related Transactions and Director Independence”; and (iv) to the extent holdings of Callon’s securities by its directors or executive officers have changed since the amounts set forth in Callon’s definitive proxy statement for its 2023 Annual Meeting of Shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at EDGAR Search Results (https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=928022&type=&dateb=&owner=only&count=40&search_text=). Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read these materials carefully before making any voting or investment decisions. You may obtain free copies of these documents from APA or Callon using the sources indicated above.